FORM 5

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

[ ] CHECK BOX IF NO LONGER SUBJECT
    TO SECTION 16. FORM 4 OR FORM 5
    OBLIGATIONS MAY CONTINUE.  SEE
    INSTRUCTION 1(B).

[ ] FORM 3 HOLDINGS REPORTED

[ ] FORM 4 TRANSACTIONS REPORTED
_______________________________________________________________________________
1. Name and Address of Reporting Person*

   Chmiel            Robert                E.
-----------------------------------------------------
   (Last)            (First)            (Middle)

    630 North Street
-----------------------------------------------------
                     (Street)
   Greenwich              CT.           06830
-----------------------------------------------------
   (City)               (State)         (Zip)
_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

      Enhanced Services Company, Inc.
      ESVS
_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)

 ###-##-####
_______________________________________________________________________________
4. Statement for Month/Year

      12/98
_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)

_______________________________________________________________________________
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] Director
   [ ] 10% Owner
   [X] Officer (give title below)
   [ ] Other (specify below)

    C.O.O.
_______________________________________________________________________________
7. Individual or Joint/Group Reporting (check applicable line)

   [X] Form Filed by One Reporting Period
   [ ] Form Filed by More than One Reporting Person

_______________________________________________________________________________

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------
          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-                      Securities Acquired (A)        Beneficially  Form:
                         action                      or Disposed of (D)             Owned at End  Direct      Nature of
                         Date          Trans-        (Instr. 3, 4 and 5)            of Issuer's   (D) or      Indirect
Title of                 (Month/       action     ----------------------------      Fiscal Year   Indirect    Beneficial
Security                  Day/         Code         Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)        (Instr. 8)               (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------      ---------- -----------  ------  ---------    -----------   ----------  ----------
N/A

*  If the form is filed by more than one reporting person, see instruction
   4(b)(v).

TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (E.G. PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

----------------------------------------------------------------------------------------------------------
     1.              2.             3.               4.                5.                   6.
----------        --------        --------        --------      ----------------      --------------
                                                                  Number of
                                                                  Derivative           Date Exer-
                                                                  Securities           cisable and
                  Conver-                                         Acquired (A)         Expiration
                  sion of         Trans-                          or Disposed          Date (Month/
                  Exercise        action          Trans-          of (D)               Day/Year)
Title of          Price of        Date            action          (Instr. 3,          --------------
Derivative        Deriv-          (Month/         Code             4 and 5)           Date      Expir-
Security          ative            Day/           (Instr.       ----------------      Exercis-  ation
(Instr. 3)        Security         Year)           8)              (A)     (D)        able      Date
----------        --------        --------        -------       -------- -------      -------- --------
 Options                          10/28/98          A            500,000              10/28/98 10/28/03
 Options                          10/28/98          A            500,000               4/28/98 10/28/03
 Options                          10/28/98          A            500,000              10/28/99 10/28/03
----------------------------------------------------------------------------------------
          7.                 8.               9.             10.             11.
-----------------------     ------        ----------       ---------      ----------
      Title and                                            Ownership
      Amount of                                            of
      Underlying                          Number of        Deriv-
      Securities            Price         Derivative       ative
      (Instr. 3             of            Securities       Security:
      and 4)                Deriv-        Benefi-          Direct
-----------------------     ative         cially           (D) or         Nature of
               Amount       Secur-        Owned at         Indirect       Indirect
               or Num-      ity           End of           (I)            Beneficial
               ber of       (Instr.       Year             (Instr.        Ownership
Title          Shares       5)            (Instr. 4)       4)             (Instr. 4)
------------  ---------     ------        ----------       --------       ----------
Common Stock    500,000      1.50            500,000          D
Common Stock    500,000      1.50            500,000          D
Common Stock    500,000      1.50            500,000          D

Explanation of Responses:




                     /s/ Robert E. Chmiel                        2/16/99
               ** Signature of Reporting Person                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.